Exhibit 16.1
July 29, 2011
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Vapor Corp.
Reference #: 000-19001
We were previously the independent registered public accounting firm for Vapor Corp., and issued our opinion on March 26, 2011 on the financial statements of Vapor Corp. as of December 31, 2010 and for the year then ended.
On July 29, 2011, the Company dismissed us as its independent registered public accounting firm. We have read Vapor Corp.’s statements included in Item 4.01 on Form 8-K regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.
Very truly yours,

Paritz & Company, P.A.